                                  SCHEDULE 13D
                               (Amendment No. 6)
                    Under the Securities Exchange Act of 1934

                         Century Business Services, Inc.
                   f/k/a International Alliance Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458875 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                              1301 E. Ninth Street
                              Cleveland, Ohio 44114
                                 (216) 696-3311
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
-------------------------------------------- ----------------- -----------------------------------------------------

CUSIP No.  458875 10 1                                                   Page      2       of      4
                                                                             -------------    --------------
---------------------- ------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       JOSEPH E. LOCONTI - ###-##-####
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[ ]
                         (b)[ ]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY


---------------------- ------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       NOT APPLICABLE
---------------------- ------------------------------------------------------------------------------------------------------------
          5            Check If Disclosure of Legal Proceedings
                       Is Required Pursuant to Items 2(d) or 2(e)          [ ]
---------------------- ------------------------------------------------------------------------------------------------------------
          6            Citizenship or Place of Organization

                       OHIO
---------------------- ------------------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                5,281,950
     NUMBER OF
      SHARES           -------- ---------------------------------------------------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
     OWNED BY
       EACH                     0
     REPORTING         -------- ---------------------------------------------------------------------------------------------------
    PERSON WITH           9     SOLE DISPOSITIVE POWER

                                5,281,950
                       -------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------------------- -------- ---------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,281,950
---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]


---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       11.0%
                       (SEE ITEM 5 BELOW)
---------------------- ------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       IN
---------------------- ------------------------------------------------------------------------------------------------------------


      Mr. Joseph E. LoConti (the "Reporting Person") hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D dated October 18, 1996, as previously amended on five occasions.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER
         --------------------------------

      (a) As of February 19, 1998, Mr. LoConti beneficially owned an aggregate of 5,281,950 shares of Common Stock, which includes warrants and options (currently exercisable or which will become exercisable within the next 60 days) to purchase 461,200 shares of Common Stock and 2,335,650 shares owned of record by Sophia Management Ltd., a limited liability company of which Mr. LoConti is a managing member ("Sophia"). The foregoing securities represent approximately 11.0% of the 47,869,818 shares of Common Stock deemed outstanding as of February 19, 1998. Sophia also owned 955,503 shares and 1,479,497 warrants to purchase shares of Common Stock, but Mr. LoConti neither has a pecuniary interest nor voting or dispositive control of these shares and warrants.

      (b) As of February 19, 1998, Mr. LoConti has sole voting and investment power with respect to 5,281,950 shares of Common Stock, including 461,200 shares issuable upon exercise of outstanding warrants and options (currently exercisable or which will become exercisable within the next 60 days).

      (c) Within the last 60 days, the Reporting Person and persons named in paragraph (a) have effected the following transaction not previously reported:

          (i) On February 6, 1998, Mr. LoConti, directly and indirectly through a family trust and Sophia sold 906,750 shares of Common Stock in a private placement at $13.25 per share. Simultaneously, with the sale, Mr. LoConti and the trust exercised previously outstanding warrants to purchase 229,600 shares of Common Stock at $2.625. Separately, Sophia also exercised warrants to purchase 840,000 shares at $2.625 per share and 115,503 shares at $3.125 per share.

          (ii) On February 12, 1998, Mr. LoConti was granted, as part of a series of grants to the Company's employees by the Board of Directors, an option to purchase 12,500 shares of Common Stock at $17.25 per share. The option vests at the rate of 20% per year commencing on the anniversary of the date of grant; it terminates on February 12, 2004.

                                     3 of 4

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 1998                     By:  /s/ Joseph E. LoConti
                                              ---------------------
                                              Joseph E. LoConti





                                     4 of 4